Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31,
(Dollars in Thousands)

	2005	2004	2003	2002	2001
EARNINGS:
Income (loss) before income taxes and minority Interest	$396,139	$148,613	$121,760	$(1,556,654)	$(180,633)
Add (deduct):
Earnings on equity method investments	(69,753)	(64,900)	(52,179)	(43,799)	(51,291)
Distributions from unconsolidated entities	53,036	49,234	45,427	31,328	16,644
Minority interest in pre-tax income of subsidiariesthat do not have fixed charges	(9,063)	(9,725)	(11,842)	(14,865)	(9,724)
	370,359	123,222	103,166	(1,583,990)	(225,004)
Add fixed charges:
Consolidated interest expense	216,021	198,706	188,069	157,034	128,519
Interest portion (1/3) of consolidated rent expense	40,147	33,798	29,620	28,696	19,398
	$626,527	$355,726	$320,855	$(1,398,260)	$(77,087)
FIXED CHARGES:
Consolidated interest expense	$216,021	$198,706	$188,069	$157,034	$128,519
Interest portion (1/3) of consolidated rent expense	40,147	33,798	29,620	28,696	19,398
	$256,168	$232,504	$217,689	$185,730	$147,917
RATIO OF EARNINGS TO FIXED CHARGES	2.45	1.53	1.47	— (a)	— (b)
Tax-effected preferred dividends	$312	$300	$652	$750	$824
Fixed charges	256,168	232,504	217,689	185,730	147,917
Fixed charges and preferred dividends	$256,480	$232,804	$218,341	$186,480	$148,741
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.44	1.53	1.47	— (a)	— (b)

(a)             Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $1,584.0 million and fixed charges and preferred dividends by $1,584.7 million. In the year ended December 31, 2002, TDS recognized a pre-tax loss on marketable securities and other investments of $1,888.4 million as a result of management’s determination that unrealized losses with respect to the investments were other than temporary and the write-off of a note receivable.

(b)            Earnings for the year ended December 31, 2001 were insufficient to cover fixed charges by $225.0 million and fixed charges and preferred dividends by $225.8 million. In 2001, TDS recognized a pre-tax loss of $548.3 million primarily as a result of two merger transactions. The conversion of TDS’s investment in common stock of VoiceStream Wireless Corporation into shares of Deutsche Telekom and cash pursuant to a merger of VoiceStream and Deutsche Telekom resulted in a pre-tax loss of $644.9 million. The conversion of TDS’s investment in common stock of Illuminet Holding, Inc. into shares of VeriSign, Inc. pursuant to a merger resulted in a pre-tax gain of $96.1 million. The loss and gain, respectively, were the result of the change in the market price of VoiceStream and Illuminet stocks between the time TDS acquired such stock and the date of the merger transactions.